Exhibit 99.6

October 24, 2014

St. James Federal Savings and Loan Association

501 First Avenue, South

Saint James, MN 56081

Attention:	Timothy J. Peterson

President & CEO

Ladies and Gentlemen:

The purpose of this letter agreement (the “Agreement”) is to confirm the engagement of Sterne, Agee & Leach, Inc. (“Sterne Agee”) to act as the records agent in connection with the conversion merger (the “Conversion”) of St. James Federal Savings and Loan Association (“St. James”) with Wells Financial Corp. (“Wells Financial”). In order to effect the Conversion, it is contemplated that St. James will convert to stock form and simultaneously merge with Wells Financial’s subsidiary, Wells Federal Bank, pursuant to an Agreement and Plan of Conversion Merger (“the “Plan”). In order to effect the Plan, it is contemplated that all of St. James’ common stock to be outstanding pursuant to the Plan will be issued to Wells Financial, and that Wells Financial will offer and sell shares of its common stock first to eligible depositors of St. James in a Subscription Offering, with any remaining shares offered to members of the public in a Direct Community Offering and/or a Syndicated Community Offering, with preference given to residents of St. James’ local community and then to Wells Financial’s existing shareholders (collectively, the “Offering”) as defined in the Plan. This letter sets forth the terms and conditions agreed to between St. James and Sterne Agee with respect to the Conversion, the Plan and the Offering.

(1)	Records Agent Services.

As Records Agent in connection with the Conversion and Offering, and as St. James may reasonably request, Sterne Agee will provide the following services:

•	Consolidate St. James customer deposit accounts into a central file and calculate eligible votes;

•	Design and prepare proxy forms for the member vote and stock order forms for the Offering;

•	Organize and supervise the stock information center within Sterne Agee’s Chicago, Illinois office;

•	Provide proxy tabulation services for the St. James Special Meeting of Members, including acting as or supporting the Inspector of Election; and

•	Provide necessary subscription services to distribute, collect and record stock orders in the Offering.

One N. Wacker drive, Suite 3500 • chicago, il 60606

www.sterneagee.com

Investments since 1901

St. James acknowledges and agrees that, as Records Agent hereunder, Sterne Agee (a) shall have no duties or obligations other than those specifically set forth herein; (b) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and shall not be required to and shall make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including St. James by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

(2)	Compensation.

For the Records Agent services outlined above, St. James agrees to pay Sterne Agee a cash fee of $35,000. This fee is based on the requirements of current banking and conversion regulations, the Plan, as currently contemplated, and the expectation that customer data will be processed as of three key record dates. Any material changes in regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees not to exceed $5,000. All Records Agent fees under this Agreement shall be payable as follows (a) $5,000 upon the execution of this Agreement, which shall be non-refundable and (b) the balance upon the mailing of subscription documents.

(3)	Expenses.

Whether or not the proposed Conversion and Offering are consummated, and in addition to any fees payable to Sterne Agee pursuant to Section 2 above, St. James will reimburse Sterne Agee for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, Sterne Agee’s activities under, or contemplated by, its engagement hereunder, including without limitation Sterne Agee’s travel costs, meals and lodging, photocopying, data processing fees and expenses, which will not exceed $5,000. All expense reimbursements to be made to Sterne Agee hereunder shall be made by St. James promptly upon submission by Sterne Agee to St. James of statements therefore.

(4)	Indemnification.

In consideration of Sterne Agee's agreement to act on behalf of St. James in connection with the matters contemplated by this Agreement, except as otherwise provided herein, St. James agrees to indemnify and hold harmless Sterne Agee and its affiliates and its and their respective officers, directors, employees and agents and each other person, if any, controlling Sterne Agee or any of its affiliates (Sterne Agee and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities reasonably related to, arising out of or in connection with, the engagement hereunder, and will reimburse each Indemnified Person for all costs and expenses (including reasonable fees and expenses of counsel) as they are incurred, in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation, inquiry or proceeding related to, arising out of or in connection with the engagement hereunder, whether in process, pending, or threatened, and whether or not any Indemnified Person is a party. St. James will not, however, be responsible for losses, claims, damages or liabilities (or fees and expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of any Indemnified Person, in which case Sterne Agee shall also repay any amounts reimbursed by St. James pursuant to the expense reimbursement provision above. St. James also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to St. James for or in connection with the engagement hereunder, except for any such liability for losses, claims, damages or liabilities incurred by St. James that are finally judicially determined to have resulted solely from the bad faith, willful misconduct or gross negligence of such Indemnified Person.

St. James will not, without Sterne Agee's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination does not include a statement or acknowledgment as to, or an admission of, fault, culpability or failure to act by or on behalf of any indemnified party. No Indemnified Person seeking indemnification, reimbursement or contribution under this Agreement will, without St. James’s prior written consent, which consent may not be unreasonably withheld, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph. Sterne Agee will not enter into any settlement for which St. James could be liable without St. James’s prior written consent, not to be unreasonably withheld or delayed.

If the indemnification provided for in this Section 4 is judicially determined to be unavailable (other than in accordance with the second sentence of the first paragraph hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, St. James shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to Sterne Agee, on the one hand, and St. James, on the other hand, of this Agreement or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of Sterne Agee, on the one hand, and St. James, on the other hand, as well as any other relevant equitable considerations; provided, however, in no event shall Sterne Agee's aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by Sterne Agee under this Agreement. For the purposes of this Agreement, the relative benefits to St. James and Sterne Agee hereunder shall be deemed to be in the same proportion as (a) the total consideration received or contemplated to be received by St. James in the Conversion and Offering, whether or not the Conversion and Offering are consummated, bears to (b) the fees paid to Sterne Agee in connection with the Agreement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933, as amended) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(5)	Announcements.

Sterne Agee may, at its own expense, place announcements or advertisements, in form customary in the industry, in financial and other newspapers, periodicals and websites describing its services to St. James hereunder.

(6)	No Rights of Equityholders, Creditors.

This Agreement does not create, and will not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of Section 4. St. James acknowledges and agrees that (a) Sterne Agee will act hereunder as an independent contractor and is being retained to assist St. James in its efforts to effect the Conversion and not to advise St. James on, or to express any opinion as to, the wisdom, desirability or prudence of consummating the Conversion or Offering, (b) Sterne Agee is not and will not be construed as a fiduciary of St. James or any of its subsidiaries or their respective affiliates and will have no duties or liabilities to the equityholders or creditors of St. James or to any other person or entity by virtue of this Agreement and the retention of Sterne Agee hereunder, all of which duties and liabilities are hereby expressly waived, and (c) nothing contained herein shall be construed to obligate Sterne Agee to purchase, as principal, any of the Securities offered for sale by St. James in the Offering. Neither equityholders nor creditors of St. James or any of its subsidiaries or of any of their respective affiliates are intended beneficiaries hereunder. St. James confirms that it and its subsidiaries and their respective affiliates will rely on their own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

(7)	Confidentiality.

Except as contemplated in connection with the performance of its services under this Agreement, as authorized by St. James or as required by law, regulation or legal process, Sterne Agee agrees that it will treat as confidential all material, non-public information relating to St. James obtained in connection with its engagement hereunder (the “Confidential Information”);  provided, however, that Sterne Agee may disclose such information to its agents and advisors who are assisting or advising Sterne Agee in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sterne Agee, (b) was available to Sterne Agee on a non-confidential basis prior to its disclosure to Sterne Agee by St. James, or (c) becomes available to Sterne Agee on a non-confidential basis from a person other than St. James who is not otherwise known to Sterne Agee to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

(8)	Definitive Agreement.

This Agreement reflects Sterne Agee’s present intention of proceeding to work with St. James on its proposed Conversion. No legal and binding obligation is created on the part of St. James or Sterne Agee with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 7, (ii) the payment of certain fees as set forth in Section 2, (iii) the payment of expenses as set forth in Section 3, and (iv) the indemnification and contribution provisions set forth in Section 4, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

(9)	Assignment.

Neither party hereto may assign, in whole or in part, this Agreement or any rights or obligations hereunder, without the prior written consent of the other party hereto. Any attempted assignment in violation of this section shall be void.

(10)	Governing Law; Jurisdiction.

This Agreement shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York without giving effect to its conflicts of laws principles or rules. Each of Sterne Agee and St. James agrees that any dispute arising out of or relating to this Agreement and/or the transactions contemplated hereby or thereby, including, without limitation, any such dispute between St. James and any present or former officer, director, employee or agent of Sterne Agee, each of whom is intended to be a third-party beneficiary of the agreement contained in this paragraph, shall be resolved through litigation in the federal court located in the Borough of Manhattan, New York or, in the event such court lacks subject matter jurisdiction, in the state court located there, and the parties hereby irrevocably consent to personal jurisdiction in the courts thereto. Parties hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or related to this Agreement.

(11)	Counterparts.

For the convenience of the parties, Agreement may be executed in counterparts, each of which shall be, and shall be deemed to be, an original instrument and which, when taken together, shall constitute one and the same agreement.

(12)	Notices.

All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication if addressed to the intended recipient as set forth below shall be deemed to be duly given either when personally delivered or two days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one day after it is delivered to a commercial overnight courier for next day delivery, or upon confirmation if delivered by facsimile:

If to St. James: Timothy J. Peterson President & CEO St. James Federal Savings and Loan Association 501 First Avenue, South Saint James, MN 56081 Facsimile: TBD

If to Sterne Agee:

James T. Ritt, Esq.

General Counsel

Sterne Agee Group, Inc.

800 Shades Creek Pkwy, Suite 815

Birmingham, Alabama 35209

Facsimile: (205) 874-3719

With a copy to:

Daryle A. DiLascia

Head of Investment Banking

Sterne, Agee & Leach, Inc.

277 Park Avenue, 26th Floor

New York, NY 10172

Facsimile: (205) 414-6372

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which such notices, requests, demands, claims, or other communications are to be delivered by giving the other parties notice in the manner herein set forth.

(13)	Amendment; Complete Understanding.

This Agreement (a) may only be modified or amended in a writing executed by St. James and Sterne Agee, (b) contains the entire agreement between St. James and Sterne Agee with respect to the subject matter hereof and thereof and (c) supersedes any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between St. James and Sterne Agee relating to the subject matter hereof and thereof.

If the foregoing correctly sets forth our agreement, please so indicate by signing a copy of this Agreement and returning them, together with a check made payable to Sterne, Agee & Leach, Inc. in the amount of $5,000 in accordance with Section 2 above, to Alice Stillinger, Sterne, Agee & Leach, Inc., 277 Park Avenue, 26th Floor, New York, NY 10172. We look forward to working with you towards the successful conclusion of this engagement.

Very truly yours,

STERNE, AGEE & LEACH, INC.

By:	/s/ Robert J. Toma
Robert J. Toma
Managing Director

By:	/s/ Daryle A. DiLascia
Daryle A. DiLascia
Head of Investment Banking

ACCEPTED and AGREED as of the 20th day of November, 2014.

ST. JAMES FEDERAL SAVINGS AND LOAN ASSOCIATION

By:	/s/ Timothy J. Peterson
Timothy J. Peterson
President & CEO